United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
July 2011
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑          Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐          No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐          No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐          No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release
Signature Page

Vale agrees to terminate the agreement to acquire assets in the African copperbelt
Rio de Janeiro, July 11, 2011 — Vale S.A. (Vale) announces that it has agreed to the request by Metorex Limited (Metorex) to terminate the agreement in relation to the previously announced offer to acquire the total share capital of Metorex, subject to Metorex paying the agreed break up fee. Vale has no intention to match the terms of the recently announced offer for Metorex.
The decision is consistent with Vale’s rigorous discipline in capital allocation, which is one of the pillars of our strategy to create shareholder value on a sustainable basis. Vale’s commitments in the resource-rich African continent continue to advance. Vale is currently in the final stages of the Moatize coal project in Mozambique, implementing the first phase of Simandou iron ore project in Guinea, and investing in two copper projects 1 — Konkola North under development in Zambia and Kalumines under feasibility study in the DRC.
Vale continues to pursue its strategy to become a leading global player in the copper business, focusing on the significant growth opportunities in the portfolio. In addition to the projects in Africa, Vale is implementing the first phase of the Salobo copper mine in the Carajás mineral province in the state of Pará, Brazil, with an annual nominal capacity of 100,000 metric tons of copper in concentrates.

[1]	The Konkola North and Kalumines projects are part of our joint venture with African Rainbow Minerals Limited (ARM).
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Andrea Gutman: andrea.gutman@vale.com
Christian Perlingiere: christian.perlingiere@vale.com
Fernando Frey: fernando.frey@vale.com
Marcio Loures Penna: marcio.penna@vale.com
Samantha Pons: samantha.pons@vale.com
Thomaz Freire: thomaz.freire@vale.com
This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: July 11, 2011	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations